Exhibit (d)(6)

Execution Version

OVERSEAS SHIPHOLDING GROUP, INC.

May 19, 2024

Richard Trueblood

302 Knights Run Avenue

Suite 1200

Tampa, FL 33602

RE:	Transaction Bonus

Dear Dick:

As you know, Overseas Shipholding Group, Inc. (“OSG”), is contemplating entering into an Agreement and Plan of Merger (the “Merger Agreement”) with Saltchuk Resources, Inc. (“Saltchuk”), and a wholly owned subsidiary of Saltchuk (“Saltchuk Subsidiary”), whereby Saltchuk will acquire all of the outstanding equity securities of OSG by means of a tender offer by the Saltchuk Subsidiary followed by a merger of the Saltchuk Subsidiary with and into OSG (the “Merger”).

In recognition of your contribution to the transactions contemplated by the Merger Agreement, subject to your continued employment with the OSG through the consummation of the Merger, you will be entitled to receive a transaction bonus equal to $150,000, less applicable withholdings and deductions, paid in a single lump sum on or as soon as reasonably practicable following the consummation of the Merger.

For the avoidance of doubt, nothing in this letter agreement modifies your entitlements under the Merger Agreement, including your entitlements as a holder of Shares or Company Equity Awards (each, as defined in the Merger Agreement). Following the closing of the Merger, the terms of your employment agreement with OSG, dated as of November 30, 2017, including those terms relating to your severance entitlements upon a future employment termination, will remain in full force and effect.

Please sign below to indicate your agreement to the foregoing. If the consummation of the Merger does not occur for any reason, this letter agreement will be null and void ab initio.

Sincerely,

OVERSEAS SHIPHOLDING GROUP, INC.

By:	/s/ Samuel H. Norton
Name:	Samuel H. Norton
Title:	Chief Executive Officer and President

ACCEPTED AND AGREED:

By:	/s/ Richard Trueblood
Name:	Richard Trueblood
Date:	May 19, 2024